

August 13, 2013

<u>Via E-mail</u>
Noreen Griffin
Chief Executive Officer
TNI BioTech, Inc.
6701 Democracy Blvd., Suite 300
Bethesda, Maryland 20817

> **Re:** **TNI BioTech, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed July 18, 2013**
> **File No. 000-54933**

Dear Ms. Griffin:

We have reviewed your amended registration statement and response letter dated July 18, 2013 to our comment letter dated June 20, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by further amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe another amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business
Our Business and Patents, page 4

1. We note your response to prior comment 6. Please further amend your disclosure to include the specific dollar amount of the initial license fee and the total aggregate milestone payments to be made under The Penn State Research Foundation licensing agreement, as well as the total number of shares and specific dollar amount of the upfront license fee for the patent license agreement with Prof. Fengping Shan. Please also clarify whether Dr. Plotnikoff received any consideration for entering into the Sale of Technology Agreement aside from being named Non-Executive Chairman of the Board of Directors.

2. We note your response to prior comment 7. Please also indicate in your table the product candidate to which each patent relates.

3. We note your response to prior comment 10 concerning the skepticism expressed by the Zagon/Smith team with regard to immunomodulatory effects as a primary mechanism of action for MENK. In particular, we note your statement that despite the skepticism expressed by the Zagon/Smith team, there has not been any skepticism in relation to MENK's oncological impact as a cancer treatment. However, in light of the importance of the immunomodulatory effects of MENK in relation to the treatment of illnesses and diseases unrelated to cancer, please indicate whether the Zagon/Smith team or any other individuals in the scientific community have expressed any doubts about the immunomodulatory effects of MENK in general. If so, please revise your disclosure to identify any such doubts, describe the resulting impact on the development of MENK for non-oncological indications, and include a specific risk factor highlighting the underlying risks.

Business Strategy, page 20

4. We note your response to prior comment 14 and reissue the comment in part. Please further amend your disclosure to explain your relationships with the Brewer Group and American Hospitals and Resorts, including whether you have entered into written agreements with them and the material terms of those agreements. Please also identify the "large employers" referenced in your disclosure and describe your relationships with them.

Distribution and Production, page 21

5. We note your response to prior comment 15. Please confirm that you will disclose all of the material terms of your agreement with Laboratorios Ramos once the agreement is fully executed.

6. We note your response to prior comment 16. Please revise your disclosure to provide the information included your response. In particular, where applicable throughout the registration statement, please clarify any costs that the Company will bear with respect to construction or operation of the clinic in Malawi.

Item 2. Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations
Stock Issued for Services and Stock Warrant Expense, page 59

7. We acknowledge the information provided in response to prior comment 22. Revise to clarify, if true, that you used the trading value of your stock for recording the stock issued for services. Clarify in your response that trading values were not ignored in valuing equity instruments issued for services.

8. Please refer to your response to comment 22. For the stock issued for cash as disclosed in Attachment A in your response to comment 57 in your correspondence filed on June 7, 2013, you issued stock which appears to be significantly below the trading value. For each issuance, tell us if the issuance was to a related party and how you define related party. Please disclose and tell us how you accounted for the difference between the trading value and the amount paid for your common stock. Provide additional disclosure in the filing as applicable to clearly indicate your accounting policy for these transactions, the amount of compensation or other expense recorded in your financial statements for the difference between the trading price and the amount issued and provide us the detail of how the amounts were derived.

Item 5. Directors and Executive Officers
Directors and Executive Officers, page 61

9. We note your response to prior comment 23. Please further amend your disclosure to include the information you provided about your Chief Operating Officer.

Item 14. Changes and Disagreements with Accountants on Accounting and Financial
Disclosure, page 69

10. It has come to our attention that you previously engaged another accountant to audit your financial statements. Please tell us why you did not include the information required by Item 304 of Regulation S-K to disclose the change in your accountants.

Notes to the Financial Statements
2. Summary of Significant Accounting Policies
6. Capital Structure-Common Stock and Common Stock Purchase Warrants
Stock Warrants, page F-13

11. We acknowledge the information provided in response to prior comment 31. Please revise your disclosure to include a discussion of the terms of your warrants and the accounting treatment applied including the basis for their valuation.

10. Licenses and Supply Agreements
Patent and Subsidiary Acquisition, page F-16

12. Your response to comment 32 does not address the discrepancy between the stock price of $10.01 per share on March 28, 2012 and the amount used on March 23, 2012 of $.001. Tell us if your stock was trading on an exchange on March 23, 2012 and the reasons for the significant variation in the stock price between March 23, 2012 and March 28, 2012. In addition, you have used two dates to value the business combination. Please tell us why the acquisition cost was not determined on the date of the acquisition, the date control was transferred. Refer to ASC 805-20-30-1 and 805-10-20.

13. Please refer to your response to comment 33. The acquisition of TNI BioTech IP, Inc. is material to your financial statements. The transfer of the intellectual property from Drs. Plotnikoff and Shan to TNI BioTech IP, Inc. should have been accounted for in the financial statements of TNI BioTech IP, Inc. As previously requested, please provide the financial statements of the business acquired and the related pro forma information pursuant to pursuant to Rules 8-04 and 8-05 or 3-05 and 11-01 of Regulation S-X or tell us why the information is not required.

13. Subsequent Event: Common Stock Purchase Warrant Exercises, page F-19

14. Please refer to your response to comment 34. Based on your response, it appears that you have recalculated the amount of the expense that should have been recorded and determined that an additional charge should have been recorded in your financial statements of $2,555,845 for the three months ended March 31, 2013. You state that you will record the expense in future filings. Please provide us your analysis of how you calculated the $2,555,845, the literature you used to support your accounting treatment, an analysis as to why the disclosures under ASC 250-10-50-7 through 250-10-50-10 are not required to be provided, and a materiality analysis pursuant to Staff Accounting Bulletin 99.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ibolya Ignat at (202) 551-3656 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director